SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	November 30, 2006 at 10.00 GMT
Kanavaranta 1 00160 Helsinki P.O. Box 309 FI-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso received 16.06 EUR per share for Finnlines shares

HELSINKI, Finland – Stora Enso Oyj (NYSE:SEO) today announced that as Stora Enso announced earlier today, it has sold its 2 209 340 shares in Finnlines Plc for EUR 35.48 million. This equals to a price per share of 16.06 EUR.

For further information, please contact:

Markus Rauramo, Senior Vice President, Group Treasurer, tel. +44 7879 487188

Hannu Ryöppönen, CFO, tel. +358 2046 21450

Kari Vainio, EVP, Corporate Communications, tel. +44 7799 348 197

Keith B Russell, SVP, Investor Relations, tel. +44 7775 788 659

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and
CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel